Contact:
Mark Hodge
Walthausen & Co., LLC
Phone: (518) 371-3450
mhodge@walthausenco.com

Walthausen Small Cap Value Fund Receives NASDAQ Ticker Symbol

Clifton Park, NY – May 19, 2009 -- Walthausen & Co., LLC, a registered investment advisory firm specializing in small cap value equities, is pleased to announce that the open-ended Walthausen Small Cap Value Fund has been granted the ticker symbol WSCVX by the NASDAQ Stock Exchange.

The fund was granted the ticker symbol after reaching the $10m mark in net assets, having been open now for just over 15 months. "The granting of a ticker symbol for our small cap value fund is a key milestone in the life of the fund. The increased visibility should hopefully attract new investors as the daily pricing information for the fund is provided more broadly across recognized pricing services to the investment community" says John Walthausen, President and portfolio manager of the fund. "The ability to offer a product to retail investors via the Fund is an important complement to our growing institutional separate account business. Total assets under management for the firm, for both the fund and separately managed accounts, have moved over the $50m mark, which is particularly pleasing given the difficult financial and economic environment we have faced since the firm's inception".

Walthausen & Co., investment adviser to the fund, searches for small cap securities, defined as those with a market capitalization of $2 billion or less, using a proprietary valuation model to identify companies that are trading at a discount to intrinsic value. Cash flow analysis is an important component in determining attractive candidates for the portfolio. The fund normally will invest at least 80% of net assets in small cap companies. Walthausen & Co. was founded in August, 2007 by Walthausen, a thirty year veteran of small cap value investing. The fund was launched on February 1, 2008 and uses the Russell 2000® Value Index as its benchmark. The minimum initial investment is $2,500 for new accounts including retirement accounts. For more information about Walthausen Funds, or to obtain a prospectus for the Walthausen Small Cap Value Fund, please call (888) 925-8428 or visit the fund website at www.walthausenfunds.com.